EXHIBIT 4.6

PORTIONS OF THIS AGREEMENT WERE OMITTED AND HAVE BEEN FILED
 SEPARATELY WITH THE SECRETARY OF THE COMMISSION PURSUANT TO AN
APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE
 SECURITIES EXCHANGE ACT OF 1934; [**] DENOTES OMISSIONS

ADDENDUM TO VALUE ADDED RESELLER AGREEMENT

This Addendum to the Value Added Reseller Agreement ("Addendum") with an effective date of December 30, 2015 on (“Effective Date”), Amdocs Software Systems Limited., existing under the laws of Ireland, having its principal offices at First floor, Block S, East Point Business Park, Dublin 3, Ireland (“Amdocs”) and RADCOM Ltd a corporation organized and existing under the laws of Israel having its principal offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel   (“Company”),

WHEREAS, Company and Amdocs have entered into a Value Added Reseller Agreement dated December 30, 2015 (the “Agreement”) providing Amdocs with the right to resell Company’s Products (also referred to as “Software” herein) and Services to its End Users; and

WHEREAS, pursuant to the Agreement Company shall provide and Amdocs shall resell to its End User AT&T Services, Inc. and their affiliates and subsidiaries (“AT&T”) Company’s Products, subject to the terms and conditions of the Agreement, this Addendum and pursuant to and in conformance with the Supplement Agreement between Amdocs and Radcom dated December 30, 2015 (the “Supplement Agreement”) and Orders entered into between Company and Amdocs; and

WHEREAS, the parties wish to supplement, add to, and amend the Agreement with respect to transactions with AT&T as follows:

1.     Section 5 “Source Code” shall be replaced with the following:

5. Source Code.

[**]

5.12 This Section 5 shall survive any expiration or termination of the Agreement.

2.    The first paragraph of Section 12 (e) “Warranty” shall be replaced with the following:

e.
RADCOM warrants and represents that all RADCOM Software shall function in all material respects in accordance with the Documentation for a period defined as the Warranty Period in the Supplement Agreement (“Warranty Period”). RADCOM warrants that during the Warranty Period, the RADCOM Software will be free from defects in material and workmanship under conditions of normal use, and will operate substantially in accordance with the applicable Documentation.

Should the RADCOM Software fail to comply with the warranty set forth above during the Warranty Period, Amdocs’ sole and exclusive remedy and RADCOM’s sole obligation is to repair and replace (or cause to be replaced) the RADCOM Software at no additional charge to Amdocs or AT&T, provided that Amdocs and/or AT&T has promptly reported same to RADCOM in writing and RADCOM has, upon inspection, found such RADCOM Software actually to be defective.

With respect to any RADCOM Software that is subject to warranty pursuant to this Section , RADCOM shall, at its cost, pay for inspection and labor services (“Warranty Service”) if such Warranty Service is deemed necessary by RADCOM to perform the repair or replacement of the RADCOM Software. If Amdocs and/or AT&T requests RADCOM to perform Warranty Service on RADCOM Software that is: (i) excluded from warranty; or (ii) found by RADCOM not to be defective, Amdocs and/or AT&T shall be responsible the cost of such Warranty Service.

The warranty provided above does not include damage to RADCOM Software resulting from a cause other than a defect or malfunction, including: (i) improper storage, misuse or unreasonable use; (ii) neglect, accident, fire, lightning, power or air conditioning failure, unusual physical or electrical stress caused by forces or elements external to the RADCOM Software, or other hazard; or (iii) installation, testing, maintenance, servicing or modification of the RADCOM Software or part thereof by anyone other than RADCOM and/or Amdocs.

Upon the expiration of the Warranty Period, Amdocs may purchase maintenance and support services for the RADCOM Software for the benefit of AT&T; such services shall be provided under the Support and Maintenance Agreement.

Amdocs will also be entitled to Updates for the RADCOM Software resold to AT&T for no additional cost during the term of any Support and Maintenance Agreement in effect.

RADCOM will use commercially reasonable efforts to notify Amdocs and AT&T in writing (which may be via email) of all Updates and Upgrades for the RADCOM Software licensed hereunder to which Amdocs and AT&T will be entitled at least ninety (90) days or as soon as possible prior to the scheduled release.

Such notice will define the Updates’ and Upgrades’ elements, such as the bug fixes, error corrections and patches included, and the new release availability date. In addition, in the event that RADCOM changes the elements of the Updates and Upgrades after providing the initial notice mentioned above, RADCOM shall promptly provide Amdocs and AT&T with a revised list of the actual elements of the Updates and Upgrades.  RADCOM shall provide Updates and Upgrades via electronic delivery, and will include Documentation and installation procedures. RADCOM shall also furnish any available new and/or revised Documentation and installation instructions therewith. Except as provided otherwise herein, provided that the RADCOM Software is covered by a Support and Maintenance Agreement, no additional license fee shall be due for such Updates.

Technical support services for the RADCOM Software shall be provided under and in accordance with the Support and Maintenance Agreement related to this Addendum during the applicable support and maintenance term.

For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, Upgrades are not provided during the Warranty Period and the support and maintenance term.

During the applicable term of a Support and Maintenance Agreement, LICENSEE will be provided, at no additional charge, with basic telephone consulting assistance in the event that difficulties occur in the use of the RADCOM Software or in LICENSEE’s interpretation of the results of such software use.

It is expressly understood that these warranty obligations, however, do not limit Radcom’s warranty obligations provided to Amdocs and AT&T in accordance with the Supplement Agreement.

This Warranty obligation shall survive any expiration or termination of the Agreement and shall continue for the Warranty Period (defined above).

3.            Section 12 (h) “Non-Infringement and Indemnity: shall be replaced with the following:

h.	Indemnity

Definitions.  For purposes of this Section:

“Indemnified Parties” shall mean Amdocs, and its Affiliates individually or collectively, as the case may be (as may be applicable).

“Loss” shall mean any liability, loss, claim, demand, suit, cause of action, settlement payment, cost, expense, interest, award, judgment, damages (including, without limitation, punitive and exemplary damages and increased damages for willful infringement), liens, fines, fees, penalties, and Litigation Expense.

“Litigation Expense” means any court filing fee, court cost, arbitration fee, and each other reasonable fee and cost of investigating or defending an indemnified claim or asserting any claim for indemnification or defense under this Agreement, including without limitation reasonable attorneys’ fees and other professionals’ fees, and disbursements.

“Provided Elements” shall mean any products, hardware, software (including the Software), interfaces, systems, content, services, processes, methods, documents, materials, data or information, or any functionality therein, provided to any Indemnified Party, by or on behalf of RADCOM (including, without limitation, by any of RADCOM’s sub-suppliers or distributors) Nothing in this paragraph shall be construed either as an affirmative obligation on RADCOM’s part to furnish Amdocs or AT&T any particular kinds of Provided Elements (e.g., hardware, systems, etc.) other than as may be provided elsewhere in this Agreement or in the Supplement Agreement, or as an affirmative right on Amdocs part to demand that RADCOM furnish such kinds of Provided Elements.

Obligations.

RADCOM shall indemnify, hold harmless, and defend (which shall include, without limitation, cooperating with Amdocs as set forth below in the defense of) the Indemnified Parties against any Loss resulting from, arising out of or relating to any allegation, threat, demand, claim or lawsuit brought by any third party (“Covered Claim”), regardless of whether such Covered Claim is meritorious, of:

(a) infringement (including, without limitation, direct, contributory and induced infringement) of any patent, copyright, trademark, service mark, or other Intellectual Property Right in connection with the Provided Elements, including, for example, any Covered Claim of infringement based on:

(1)
making, repair, receipt, use, importing, sale or disposal (and offers to do any of the foregoing) of Provided Elements (or having others do any of the foregoing, in whole or in part, on behalf of or at the direction of the Indemnified Parties), provided that the above acts were provided or performed by RADCOM, or performed by Amdocs as permitted by this Agreement, the Supplement Agreement, the General Agreements, and the Subordinate Support and Maintenance Agreement. or

(2)
use of Provided Elements in combination with products, hardware, software, interfaces, systems, content, services, processes,  methods, documents, materials, data or information not furnished by RADCOM, including, for example, use in the form of the making, having made or using of an apparatus or system, or the making or practicing of a process or method unless the function performed by the Provided Elements in such combination is of a type that is neither normal nor reasonably anticipated for such Provided Elements (a “Combination Claim”); With respect to a Combination Claim notwithstanding the above and/or anything to the contrary herein, the use of Provided Elements by Amdocs in combination with products, hardware, software, interfaces, systems, content, services, processes,  methods, documents, materials, data or information furnished by Amdocs, its Affiliates and/or anyone acting on their behalf, differently than and/or in addition to and/or independently of from those provided by RADCOM to Amdocs for AT&T (the “Independent Materials”), shall not be considered for the sake of this Agreement, as a “Combination Claim”.

(b) misappropriation of any trade secret, proprietary or non-public information in connection with the Provided Elements; any and all such Loss referenced in this Section (“Obligations”) being hereinafter referred to as a “Covered Loss.”

Insofar as RADCOM’s obligations result from, arise out of, or relate to a Covered Claim that is a Combination Claim, RADCOM shall be liable to pay only its Proportionate Share of the Covered Loss associated with such Combination Claim.  The “Proportionate Share” payable by RADCOM shall be a portion of the Covered Loss determined on an objectively fair and equitable basis to be attributable to RADCOM based on the relative materiality of the role played by the applicable Provided Elements in the Combination Claim.  If RADCOM believes Amdocs assessment of RADCOM’s Proportionate Share is not fair and equitable, then RADCOM’s Proportionate Share shall be determined, insofar as possible, through good faith negotiation between the Parties; provided, however, that a failure of the Parties to agree on RADCOM’s Proportionate Share shall not relieve RADCOM of its obligations to pay its Proportionate Share under this Section. RADCOM shall make payments in satisfaction of its Proportionate Share obligation whenever such payments become due.

Amdocs shall have sole control over the defense of (i) any Combination Claim and (ii) any other Covered Claim that involves RADCOM and one or more other suppliers of Amdocs, AT&T or its Affiliates  (i) and (ii) being hereinafter referred to separately and collectively as a “Compound Claim”).  RADCOM shall cooperate in every reasonable way with Amdocs to facilitate the defense and may, at its option and at its own expense, participate with Amdocs in the defense with counsel of their own choosing. Where Amdocs controls the defense under this paragraph, Amdocs shall make good faith efforts to enter into a reasonable joint defense or common interest agreement with RADCOM. Amdocs shall not settle any Compound Claim in a manner that make any admission on behalf of RADCOM without RADCOM’s prior approval, which shall not be unreasonably withheld or delayed.

Insofar as RADCOM’s obligations result from, arise out of, or relate to other than a Compound Claim, RADCOM may control the defense of the Covered Claim provided that, promptly upon any of the Indemnified Parties’ giving RADCOM written notice of the Covered Claim, RADCOM delivers to Amdocs a written, properly executed, unconditional, irrevocable, and binding promise to fully indemnify and hold harmless the Indemnified Parties from and against all Losses related to the Covered Claim as provided under this Section.  In the event that RADCOM controls the defense of the Covered Claim, RADCOM shall retain as its lead counsel, subject to Amdocs’ approval, one or more competent attorneys from a nationally recognized law firm who have significant experience in litigating intellectual property claims of the type at issue; and the Indemnified Parties may, at their option and expense, participate with RADCOM in the defense of such Covered Claim.

Amdocs, shall notify RADCOM promptly of any Covered Claim; provided, however, that any delay in such notice shall not relieve RADCOM of its obligations under this Section, except insofar as RADCOM can show that such delay actually and materially prejudiced RADCOM.

In no event shall RADCOM settle, without Amdocs, prior written consent, any Covered Claim, in whole or in part, in a manner that would require any Indemnified Party to discontinue or materially modify its products or services (or offerings thereof).  In no event shall RADCOM enter into any agreement related to any Covered Claim or to the Intellectual Property Rights asserted therein that discharges or mitigates RADCOM’s liability to the third-party claimant but fails to fully discharge all of Amdocs’ and/or AT&T, liabilities as to the Covered Loss.

Continued Use of Provided Elements Upon Injunction.

Without in any manner limiting the foregoing indemnification, if, as a result of a Covered Claim, (i) the Indemnified Parties’ rights under this Agreement are restricted or diminished; or (ii) an injunction, exclusion order, or other order from a court, arbitrator or other competent tribunal or governmental authority preventing or restricting the Indemnified Parties’ use or enjoyment of the Provided Elements (“Adverse Judicial Order”) is issued or imminent, then, in addition to its other obligations set forth in this Section, RADCOM, in any case at its sole expense (or, in the case of a Combination Claim, at its fairly and equitably apportioned expense) and at no loss, cost or damage to the Indemnified Parties , shall use commercially reasonable efforts to obtain for the Indemnified Parties the right to continue using or conducting other activities with respect to the Provided Elements (or, in the case of a Combination Claim, shall use commercially reasonable efforts, in cooperation as reasonably needed with other interested parties, to obtain for the Indemnified Parties the right to continue using or conducting other activities with respect to the Provided Elements in the combination at issue); provided that if RADCOM is unable to obtain such right, RADCOM shall, after consulting with and obtaining the written approval of the Indemnified Parties, provide modified or replacement non-infringing Provided Elements that are (or, in the case of a Combination Claim, shall use commercially reasonable efforts, in cooperation as reasonably needed with other interested parties, to provide a modified or replacement non-infringing combination, with the Provided Elements being modified or replaced as needed therein, that is) equally suitable and functionally equivalent while retaining the quality of the original Provided Elements and complying fully with all the representations and warranties set forth in this Agreement; provided further that if RADCOM is unable in this way to provide such modified or replacement non-infringing Provided Elements, : Amdocs shall have the right, at its option and without prejudice to any other rights or remedies that Amdocs has in contract, law or equity: (i) to terminate this Agreement, the Supplement Agreement and/or Maintenance and Support Agreement or relevant purchase or funding commitments hereunder; and/or (ii) to require RADCOM, as applicable, to remove, accept return of, or discontinue the provision of the Provided Elements, to refund to AT&T the purchase price thereof paid by AT&T to Amdocs, or other monies paid therefor (subject, in the case of Provided Elements other than services, to reduction based on the amount of depreciation or amortization over the useful life of the Provided Elements at issue), and to reimburse Amdocs for any and all reasonable out-of-pocket expenses of removing, returning, or discontinuing such Provided Elements.

Elimination of Charges.  After AT&T ceases, as a result of actual or claimed infringement or misappropriation, to exercise the rights granted under the ESLA with respect to the Provided Elements, Amdocs shall not have any obligation to pay RADCOM any charges that would otherwise be due under this Agreement, the Supplement Agreement or the Maintenance and Support Agreement for such rights.

Exceptions. RADCOM shall have no liability or obligation to any of the Indemnified Parties for that portion of a Covered Loss which is based on (and only to the extent such portion is based on):

use of the Provided Elements by the Indemnified Parties in a manner that constitutes a material breach of this Agreement (including use of the Software in a manner that violates the license grant in the ESLA); or

an unauthorized modification of the Provided Elements by an Indemnified Party; or an Indemnified Party’s deliberate continued use of the Provided Elements in their unchanged, unmodified form after the Likely Implementation Date after RADCOM has promptly consulted with such Indemnified Party as to RADCOM’s -provided modifications or changes in the Provided Elements (e.g., a new version of the Software) required to avoid such Covered Claim and offered to implement those modifications or changes at RADCOM’s sole expense if (i) such Covered Claim would have been avoided by such implementation of such modifications or changes, and (ii) the modified or changed Provided Elements were functionally equivalent while retaining the quality of the original Provided Elements and complying fully with all representations and warranties set forth in this Agreement  (the “Likely Implementation Date” being the first date by which all such RADCOM-provided modifications or changes could reasonably have been fully and successfully implemented without causing any material business disruption to the Indemnified Party); or

RADCOM’s contractually required conformance to Amdocs’ and AT&T’s written specifications, unless any one or more of the following is true:

there was a technically feasible non-infringing means of complying with those specifications; or

the relevant specifications are designed to bring the Provided Elements into compliance with, or have the Provided Elements conform to, an industry standard promulgated by a generally recognized industry standards-setting body (e.g., IEEE, ITU, 3GPP, ETSI, W3C, etc.);

the Provided Elements are or have been provided by or on behalf of RADCOM to any third party at any time; or

the Provided Elements are or have been available on the open market (i.e., provided or offered for general availability to all interested customers by a third party other than the third party who brought the Covered Claim against the Indemnified Parties) at any time; or

the relevant specifications for the Provided Elements are of RADCOM’s (or one or more of its sub-suppliers’) origin, design, or selection.

OTHER LIMITATIONS OF LIABILITY NOT APPLICABLE.  NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT TO THE CONTRARY (AND WHETHER OR NOT SUCH A PROVISION CONTAINS LANGUAGE TO THE EFFECT THAT THE PROVISION TAKES PRECEDENCE OVER OTHER PROVISIONS CONTRARY TO IT), WHETHER EXPRESS OR IMPLIED, NONE OF THE LIMITATIONS OF LIABILITY (INCLUDING, WITHOUT LIMITATION, ANY LIMITATIONS REGARDING TYPES OF OR AMOUNTS OF DAMAGES OR LIABILITIES) CONTAINED ANYWHERE IN THIS AGREEMENT WILL APPLY TO RADCOM’S AND/OR AMDOCS’ OBLIGATIONS UNDER THIS SECTION. IT IS EXPRESSELY UNDERSTOOD THAT THERE MAY BE OTHER LIABILITY PROVISIONS IN THE SUPPLEMENT AGREEMENT THAT ADD TO THE LIABILITY OF RADCOM SET FORTH HEREIN AND SUCH ADDITIONAL LIABILITY IS ACCEPTED BY RADCOM.

This Subsection h sets forth the entire obligation of RADCOM with respect to any Covered Claims.

In addition to its obligation to indemnify against infringement as set forth above, RADCOM shall also indemnify, defend and hold harmless Amdocs, and their Affiliates from and against any liability, claim, demand, suit, or cause of action, regardless of whether meritorious, settlement payment, cost and expense, interest, award, judgment, damages (including punitive damages), liens, fines, fees, penalties, and reasonable associated attorneys’ fees and other costs (“Loss”) resulting from a third party claim of personal injury (including death) or property damage arising out of the negligent or willful act of Radcom and any claims by any governmental agency or any of RADCOM’s or its subcontractors’ current or former employees arising out of the employment relationship with RADCOM or a claim that they were employed by Amdocs, or one of their Affiliates, including any liability, cause of action, lawsuit, penalty, claim or demand, or administrative proceeding in which AT&T or any of its Affiliates is named as or alleged to be an “employer” or “joint employer” with RADCOM. This paragraph shall apply even if such Loss was caused in whole or in part by the negligence of Amdocs and/or their Affiliates, to the fullest extent permitted by Law. RADCOM shall keep AT&T fully informed of any such defense and afford Amdocs at their own expense, an opportunity to participate in the defense or settlement of such Loss.

This Section shall survive any expiration or termination of the Agreement.

4.   New Section 13 entitled “[**]” shall be added to the Agreement as follows:

             [**]

5.   New Section 14 entitled “Governance Meetings” shall be added to the Agreement as follows:

14. Governance Meetings

14.1                The Company and Amdocs will agree in writing procedures for monitoring and managing their activities under this Agreement.  These procedures will include, among other things, a framework for ongoing project management for all projects related to AT&T as well as Amdocs’ participations in Company’s internal project management.  .  The Parties may amend those procedures by agreement in writing from time to time.

14.2                Without limiting the foregoing and unless otherwise agreed by the Parties in the written procedures set forth above, meetings between the Parties will be held on a regular basis at times agreed.  The Company will provide to Amdocs a week before each scheduled review meeting, reports in respect of each of the matters to be discussed the Parties, including:

14.2.1 The status of all outstanding Orders;

14.2.2 the performance and status of the Software, Documentation, Deliverables and Services;

14.2.3 the Parties' performance under the Agreements generally;

14.2.4 the Company’s product roadmap applicable only to AT&T as it relates to the Software, Documentation, Deliverables and Services; and

14.2.5 any other matters agreed between the Parties.

14.3          Additionally, during the Term, the Parties will meet every [**] months, at a minimum, at a time nominated by Amdocs following at least [**] Business Days’ notice to the Company to discuss the Company’s product roadmap applicable only to AT&T as it relates to the Software, Documentation, Deliverables and Services, including:

14.3.1 future product release plans for the Company;

14.3.2 any dependencies impacting on the Software, Documentation, Deliverables and Services; and

14.3.3 Amdocs’s and AT&T’s requirements in relation to the Company’s roadmap and future functionality of the Software.

14.4              For the avoidance of doubt, the Parties agree that these meetings are in addition to Amdocs’s right to attend any other meetings offered by the Company generally to its customers in relation to the Company’s roadmap.

6. Miscellaneous.

All other terms and conditions of the Agreement shall apply to this Addendum and remain unchanged. This Addendum may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Capitalized terms in this Addendum, unless otherwise defined herein, shall have the same meanings ascribed thereto in the Agreement.  All references in this Addendum to the “Subordinate Support and Maintenance Agreement” and “General Agreements” shall have the meaning ascribed thereto in the Supplement Agreement (as defined above). In the event of any inconsistencies between the terms of this Addendum and those in the Agreement, the provisions contained in this Addendum shall prevail.

IN WITNESS WHEREOF, the parties have caused this Addendum to be executed by their authorized representatives as set forth below.

RADCOM Ltd. (“Company”)	Amdocs Software Systems Limited (“Amdocs”)
By: /s/ David Ripstein Name: David Ripstein Title: President and CEO Date: December 30, 2015	By: /s/ Philip Butler Name: Philip Butler Title: Director & Assistant Secretary Date: December 30, 2015